EXHIBIT 99.10
Unaudited Consolidated Balance Sheets

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets

(Dollars in millions except per share data)
	As of
	March 31, 2007	December 31, 2007
	(1)
ASSETS
Current Assets
Cash and cash equivalents	$1,403	$1,978
Investments in liquid mutual fund units	6	35
Trade accounts receivable, net of allowances	565	662
Unbilled revenue	74	136
Prepaid expenses and other current assets	48	63
Deferred tax assets	2	3
Total current assets	2,098	2,877
Property, plant and equipment, net	738	968
Goodwill	128	151
Intangible assets, net	20	28
Deferred tax assets	19	37
Advance income taxes	33	38
Other assets	37	45
Total Assets	$3,073	$4,144
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$6	$8
Income taxes payable	4	76
Client deposits	1	3
Unearned revenue	72	94
Other accrued liabilities	272	326
Total current liabilities	355	507
Non-current liabilities
Other non-current liabilities	1	-
Stockholders’ Equity
Common stock, $0.16 par value 600,000,000 equity shares authorized, Issued and outstanding –571,209,862 and 571,553,937 as of March 31, 2007 and December 31, 2007 respectively	64	64
Additional paid-in capital	692	702
Accumulated other comprehensive income	90	365
Retained earnings	1,871	2,506
Total stockholders’ equity	2,717	3,637
Total Liabilities And Stockholders’ Equity	$3,073	$4,144

(1)  March 31, 2007 balances were obtained from audited financial statements

See accompanying notes to the unaudited consolidated financial statements

Unaudited Consolidated Statements of Income

(Dollars in millions except per share data)
	Three months ended December 31,		Nine months ended December 31,
	2006	2007	2006	2007

Revenues	$821	$1,084	$2,227	$3,034
Cost of revenues	468	629	1,280	1,789
Gross profit	353	455	947	1,245
Operating Expenses:
Selling and marketing expenses	54	52	147	174
General and administrative expenses	64	89	183	243
Amortization of intangible assets	1	2	2	6
Total operating expenses	119	143	332	423
Operating income	234	312	615	822
Gain on sale of long term investment	-	-	1	-
Other income, net	13	40	55	140
Income before income taxes and minority interest	247	352	671	962
Provision for income taxes	29	42	78	118
Income before minority interest	218	310	593	844
Minority interest	-	-	2	-
Net income	$218	$310	$591	$844
Earnings per equity share
Basic	$0.39	$0.54	$1.07	$1.49
Diluted	$0.38	$0.54	$1.04	$1.48
Weighted average equity shares used in computing earnings per equity share
Basic	554,200,798	568,512,968	552,043,540	568,421,831
Diluted	566,883,484	570,363,129	564,849,610	570,439,766

See accompanying notes to the unaudited consolidated financial statements

Unaudited Consolidated Statements of Stockholders’ Equity and Comprehensive Income

(Dollars in millions)
	Common stock Shares	Common stock Par value	Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Retained earnings	Total stockholders’ equity
Balance as of April 1, 2006	551,109,960	$31	$410		$9	$1,387	$1,837
Common stock issued	6,738,508	1	92	-	-	-	93
Cash dividends	-	-	-	-	-	(336)	(336)
Stock compensation expense	-	-	4	-	-	-	4
Income tax benefit arising on exercise of stock options	-	-	6	-	-	-	6
Stock split effected in the form of a stock dividend	-	30	-	-	-	(30)	-
Comprehensive income
Net income	-	-	-	$591	-	591	591
Other comprehensive income
Unrealized gain on mutual fund investments, net of taxes	-	-	-	1	1	-	1
Translation adjustment	-	-	-	25	25	-	25
Comprehensive income	-	-	-	$617
Balance as of December 31, 2006	557,848,468	$62	$512		$35	$1,612	$2,221
Balance as of April 1, 2007	571,209,862	$64	$692		$90	$1,871	$2,717
Common stock issued	344,075	-	8	-	-	-	8
Cash dividends	-	-	-	-	-	(209)	(209)
Stock compensation expense	-	-	2	-	-	-	2
Comprehensive income
Net income	-	-	-	$844	-	844	844
Other comprehensive income
Defined benefit plan amendment, net of tax effect of $3 million	-	-	-	6	6	-	6
Translation adjustment	-	-	-	269	269	-	269
Comprehensive income				$1,119
Balance as of December 31, 2007	571,553,937	$64	$702		$365	$2,506	$3,637

See accompanying notes to the unaudited consolidated financial statements

Unaudited Consolidated Statements of Cash Flows

(Dollars in millions)
	Nine months ended December 31,
	2006	2007
OPERATING ACTIVITIES:
Net income	$591	$844
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	83	116
Minority interest	2	-
Stock compensation expense	4	2
Deferred taxes	(4)	(21)
Income tax benefit arising on exercise of stock options	(3)	-
Gain on sale of liquid mutual fund units	(2)	-
Changes in assets and liabilities, net of acquisition
Trade accounts receivable	(135)	(35)
Unbilled revenue	(23)	(54)
Prepaid expenses and other current assets	(22)	(15)
Accounts payable	1	1
Income taxes	15	70
Client deposits	2	2
Unearned revenue	31	15
Other accrued liabilities	46	34
Net cash provided by operating activities	586	959
Investing Activities:
Payment for purchase of Philips Financial Services B.V, net of cash acquired	-	(27)
Expenditure on property, plant and equipment, net of acquisition	(191)	(265)
Investment in liquid mutual fund units	(1,017)	(489)
Redemption of liquid mutual fund units	700	462
Acquisition of minority interest in subsidiary	(132)	-
Loans to employees	3	3
Non-current deposits placed with corporations	(11)	(4)
Withdrawal of non-current deposits placed with corporations	2	-
Payment towards intellectual property right	(3)	-
Proceeds from sale of long-term investment	1	-
Net cash used in investing activities	(648)	(320)
Financing Activities:
Proceeds from issuance of common stock on exercise of employee stock options and income tax benefits	93	8
Payment of dividends	(336)	(209)
Income tax benefit arising on exercise of stock options	3	-
Net cash used in financing activities	(240)	(201)
Effect of exchange rate changes on cash	2	137
Net (decrease) / increase in cash and cash equivalents during the period	(300)	575
Cash and cash equivalents at the beginning of the period	889	1,403
Cash and cash equivalents at the end of the period	$589	$1,978
Supplementary information:
Income taxes paid	$67	$70

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

1. Company overview and significant accounting policies

1.1. Company overview

Infosys Technologies Limited (Infosys), along with its majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO), formerly Progeon Limited and wholly-owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), formerly Infosys Technologies (Shanghai) Co. Limited, Infosys Consulting Inc. (Infosys Consulting) and Infosys Technologies S. DE R.L. de C.V. in Mexico ("Infosys Mexico") is a leading global technology services firm. The company provides end-to-end business solutions that leverage technology. The company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the company offers software products for the banking industry and business process management services.

1.2. Basis of preparation of financial statements and consolidation

The consolidated financial statements include Infosys and its subsidiaries (the company) and are prepared in accordance with accounting principles generally accepted in the United States of America (U. S. GAAP). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation.

Unaudited interim information presented in the consolidated financial statements has been prepared by the management and, in the opinion of management, includes all adjustments of a normal and recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with U.S. GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company's Annual Report on Form 20-F for the fiscal year ended March 31, 2007.

1.3. Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to, accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4. Revenue recognition

The company derives revenues primarily from software development and related services, from business process management services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis

Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In arrangements with software development and related services and maintenance services, the company has specifically applied the guidance in paragraph 9 of EITF Issue 00-21 to determine whether the software development and related services can be considered a separate unit of accounting. The arrangements generally meet the criteria for software development and related services to be considered a separate unit of accounting. The company uses the relative fair value method to allocate revenue to maintenance services and the software development and related services. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used the residual method to allocate the arrangement consideration. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement while software development and related services revenues are recognized using the percentage-of-completion method.

In accordance with SOP 97-2, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (VSOE) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both, the time-and-material and fixed-price, fixed-timeframe basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.
The company accounts for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). The discount terms in the company's arrangements with customers generally entitle the customer to discounts if the customer completes a specified cumulative level of revenue transactions.

In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as check payments or as a reduction of payments due from the customer. The company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The company recognizes the liability based on its estimate of the customer's future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If the company cannot reasonably estimate the customer's future purchases, then the liability is recorded based on the maximum potential level of discount. The company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. Furthermore, the company does not recognize any revenue up front for breakages immediately on the inception of an arrangement.

In accordance with EITF Issue 06-03, How taxes collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement, which became applicable to the company on April 1, 2007, the company discloses revenues net of sales and value-added taxes in its consolidated statement of earnings, which did not undergo a change upon the company’s adoption of EITF Issue 06-03.

1.5. Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks, and corporations.

1.6. Investments

Investments in non-readily marketable equity securities of other entities where the company is unable to exercise significant influence and for which there are no readily determinable fair values are recorded at cost. Decline in value judged to be other than temporary are included in earnings.

Investment securities designated as 'available for sale' are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders' equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.

The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.

1.7. Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Vehicles	5 years
Plant and equipment	5 years	Computer equipment	2-5 years
Furniture and fixtures	5 years

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under “Capital work-in-progress”. Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8. Business combinations

Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

1.9. Goodwill

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

1.10. Intangible assets

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

1.11. Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.

1.12. Foreign currency

The functional currency of the company and Infosys BPO is the Indian Rupee. The functional currency for Infosys Australia, Infosys China and Infosys Consulting and Infosys Mexico is the respective local currency. The consolidated financial statements are reported in U.S. dollars. The translation of functional currencies to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in ‘other comprehensive income’, a separate component of stockholders’ equity.

Foreign-currency denominated assets and liabilities are translated into the functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translation are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the date of the transaction.

1.13. Earnings per share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. Diluted earnings per share reflect the potential dilution from equity shares issuable through employee stock options. The dilutive effect of employee stock options is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. If securities have been issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock, the earnings of the subsidiary shall be included in the consolidated diluted earnings per share computations based on the consolidated group’s holding of the subsidiary’s securities.

If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted earnings per share are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.

1.14. Income taxes

Income taxes are accounted using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India where it is expected that the earnings of the foreign subsidiary will be permanently reinvested. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital. The income tax provision for the interim period is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

The company adopted Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, effective April 1, 2007. Accounting and disclosures of tax positions taken or expected to be taken by the Company are based on the recognition threshold and measurement attribute prescribed by FIN 48. The Company recognizes potential interest and penalties related to unrecognized tax benefits in income tax expense.

1.15. Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized. For all financial instrument including cash and cash equivalents, investments in liquid mutual fund units, trade accounts receivables, prepaid expenses and other current assets, accounts payable, client deposits and other accrued liabilities, the carrying amounts approximate fair value due to the short maturity of those instruments.

1.16. Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management’s opinion, as of March 31, 2007 and December 31, 2007 there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The factors which affect the fluctuations in the company's provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of the clients. The company specifically identifies the credit loss and then makes the provision. The company’s cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limits are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.17. Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately and included in other income, net.

1.18. Retirement benefits to employees

1.18.1. Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

The Company recognizes the funded status of a defined benefit plan in the statement of financial position as an asset or liability if the plan is overfunded or underfunded, respectively in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132R. Changes in the funded status of a plan are recognized in the year in which the changes occur, and reported in comprehensive income as a separate component of stockholders' equity.

1.18.2. Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Infosys BPO has no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Effective April 1, 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trusts.

1.18.3. Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund.

1.19. Stock-based compensation

The company recognizes compensation expense relating to share-based payments in net income using a fair-value measurement method in accordance with FASB Statement No.123 (revised 2004) (SFAS 123R), Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The company includes a forfeiture estimate in the amount of compensation expense being recognized.
The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behavior of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the Company’s publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant.
The company recorded stock compensation expense of $4 million for nine months ended December 31, 2006 and $2 million for the nine months ended December 31, 2007.

1.20. Dividends

Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.

1.21. Equity issued by subsidiaries

Changes in the proportionate share of Infosys in the equity of subsidiaries resulting from additional equity issued by the subsidiaries are accounted for as an equity transaction in consolidation.

2. Notes to the Unaudited consolidated financial statements

2.1. Trade accounts receivable

Trade accounts receivable as of March 31, 2007 and December 31, 2007, net of allowance for doubtful accounts of $5 million and $12 million, amounted to $565 million and $662 million. The age profile of trade accounts receivable, net of allowances, is given below.

In %
	As of March 31, 2007	As of December 31, 2007
Period (in days)
0 – 30	58.6	56.9
31 – 60	36.6	28.2
61 – 90	2.1	8.9
More than 90	2.7	6.0
	100.0	100.0

2.2. Loans to employees

The company provides loans to eligible employees in accordance with policy. No loans have been made to employees in connection with purchase of the company’s equity securities by all employees. The employee loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. Loans aggregating $28 million and $25 million were outstanding as of March 31, 2007 and December 31, 2007.

The required repayments of employee loans outstanding as of December 31, 2007 are as detailed below.

(Dollars in millions)
Repayment in the 12 months ending December 31,	Repayment
2008	$22
2009	2
2010	1
$25

The estimated fair values of the loan to employee’s receivables amounted to $26 million as of March 31, 2007 and $24 million as of December 31, 2007. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.3. Business Combination

On October 1, 2007, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics N.V. (Philips), a company incorporated under the laws of The Netherlands, for acquiring the shared service centres of Philips for finance, accounting and procurement business in Poland, Thailand and India for a consideration of $27 million, wherein, the acquisition of Poland and Chennai centers were consummated on October 1, 2007 and that of Thailand center on December 3, 2007.

The purchase price has been allocated on a preliminary basis, which is based on management’s estimates and independent appraisals of fair values as follows:

Component	Purchase price allocated
Property, plant and equipment	$3
Net current assets	4
Deferred tax liabilities	(1)
Customer intangibles	11
Goodwill	10
Total purchase price	$27

2.4. Non-operating income

In fiscal 2005, the Company sold its investment in Yantra Corporation. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Consideration received from the sale resulted in a gain of $11 million during fiscal 2005. Further consideration of $1 million was received during the nine months ended December 31, 2006 resulting in a gain of $1 million for the period.

Other income, net, consists of the following:

(Dollars in millions)
	Nine months ended December 31,
	2006	2007
Interest income	$24	$124
Foreign exchange gains, net	9	13
Income from mutual fund investments	19	1
Others	3	2
	$55	$140

2.5. Income taxes

The provision for income taxes in the income statement comprises:

(Dollars in millions)
	Nine months ended December 31,
	2006	2007
Current taxes
Domestic taxes	$24	$85
Foreign taxes	58	54
	82	139
Deferred taxes
Domestic taxes	(2)	(19)
Foreign taxes	(2)	(2)
	(4)	(21)
Aggregate taxes	$78	$118

All components of the aggregate taxes of $78 million and $118 million for the nine months ended December 31, 2006 and 2007 are allocated to the continuing operations of the company.

In addition to the above, tax benefits of $6 million earned on exercise of employee stock options have been credited to stockholders’ equity during the nine months ended December 31, 2006 and deferred taxes of  $3 million arising due to amendment to the Gratuity Plan have been charged to stockholders’ equity during the nine months ended December 31, 2007.

Current foreign taxes for the nine months ended December 31, 2007 includes credit of $26 million being liability no longer required for taxes payable in various overseas jurisdictions on the expiry of the limitation period and conclusion of the Pre-Filing Agreement with the tax authorities.

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:

(Dollars in millions)
	As of
	March 31, 2007	December 31, 2007
Deferred tax assets
Property, plant and equipment	$17	$23
Loss carryforwards in subsidiary	14	20
Minimum Alternate Tax credit entitlement	-	16
Investments	1	-
Others	6	7
	38	66
Less: Valuation allowance	(15)	(20)
	23	46
Deferred tax liabilities
Intangible asset	(2)	(3)
Others	-	(3)
Net deferred tax assets	$21	$40

In assessing the realisability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at December 31, 2007. The valuation allowance relates to investments and losses in subsidiary. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include those for facilities set up under the Special Economic Zones Act, 2005 and an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the STP Tax Holiday). The Government of India has amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The tax holidays on all facilities under STPs expire in stages by 2009. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

Pursuant to the changes in the Indian Income Tax Laws, Minimum Alternate Tax has been extended to income in respect of which deduction is claimed under sections 10A and 10B; consequently the company has calculated its tax liability for current domestic taxes after considering Minimum Alternate Tax (MAT). The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set off against future tax liabilities computed under normal tax provisions. The company was required to pay MAT during the nine month period ended December 31, 2007, and, accordingly, as per SFAS 109, Accounting for Income Taxes, a deferred tax asset of $16 million has been recognized on the balance sheet as of December 31, 2007, which can be carried forward for a period of 5 years.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch’s net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As at March 31, 2007, Infosys’ US branch net assets amounted to approximately $334 million. As of December 31, 2007, the company has not triggered the BPT and intends to maintain the current level of its net assets in the US, as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

Effective April 1, 2007, the company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. As a result of the implementation of FIN 48, the company did not have to recognize any increase/decrease in the liability for unrecognized tax benefits related to tax positions taken in prior periods.

2.6. Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Nine months ended December 31,
	2006	2007
Basic earnings per equity share - weighted average number of common shares outstanding, net of treasury stock	552,043,540	568,421,831
Effect of dilutive common equivalent shares – stock options outstanding	12,806,070	2,017,935
Diluted earnings per equity share – weighted average number of common shares and common equivalent shares outstanding	564,849,610	570,439,766

2.7. Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank.  Infosys held foreign exchange forward contracts of $170 million, Euro 2 million and GBP 6 million as of March 31, 2007 and $870 million, Euro 26 million and GBP 17 million of foreign exchange forward contracts as of December 31, 2007. The foreign exchange forward contracts mature between 1 to 12 months. As of March 31, 2007, the company held range barrier options of $207 million and GBP 8 million, Euro Accelerator of Euro 24 million and Target Redemption Structure of GBP 16 million. As of December 31, 2007, the company held range barrier options of $115 million and GBP 12 million, Euro Accelerator of Euro 15 million, GBP Accelerator of GBP 11 million, GBP Forward Extra of GBP 10 million and USD-INR vanilla put options of $5 million.

2.8. Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company’s operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company’s performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.
Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.
Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company’s offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted only against the total income of the company.
Fixed assets used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.
Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.8.1. Industry segments

(Dollars in millions)
Nine months ended December 31, 2006	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$837	$305	$409	$218	$458	$2,227
Identifiable operating expenses	358	130	159	90	181	918
Allocated expenses	229	84	111	59	126	609
Segmental operating income	250	91	139	69	151	700
Unallocable expenses						85
Operating income						615
Gain on sale of long term investment						1
Other income, net						55
Income before income taxes and minority interest						671
Provision for income taxes						78
Income before minority interest						593
Minority interest						2
Net income						$591

Nine months ended December 31, 2007	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,107	$427	$643	$357	$500	$3,034
Identifiable operating expenses	455	189	238	149	208	1,239
Allocated expenses	312	120	181	101	141	855
Segmental operating income	340	118	224	107	151	940
Unallocable expenses						118
Operating income						822
Other income, net						140
Income before income taxes and minority interest						962
Provision for income taxes						118
Income before minority interest						844
Minority interest						-
Net income						$844

2.8.2. Geographic segments

(Dollars in millions)
Nine months ended December 31, 2006	North America	Europe	India	Rest of the World	Total
Revenues	$1,415	$586	$36	$190	$2,227
Identifiable operating expenses	611	229	10	68	918
Allocated expenses	388	160	9	52	609
Segmental operating income	416	197	17	70	700
Unallocable expenses					85
Operating income					615
Gain on sale of long term investment					1
Other income, net					55
Income before income taxes and minority interest					671
Provision for income taxes					78
Income before minority interest					593
Minority interest					2
Net income					$591

Nine months ended December 31, 2007	North America	Europe	India	Rest of the World	Total
Revenues	$1,895	$838	$40	$261	$3,034
Identifiable operating expenses	804	326	10	99	1,239
Allocated expenses	533	236	12	74	855
Segmental operating income	558	276	18	88	940
Unallocable expenses					118
Operating income					822
Other income, net					140
Income before income taxes and minority interest					962
Provision for income taxes					118
Income before minority interest					844
Minority interest					-
Net income					$844

2.8.3. Significant clients

No client individually accounted for more than 10% of the revenues in the nine months ended December 31, 2006 and 2007.

2.9. Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the reasonable opinion of management, have a material effect on the results of operations or the financial position of the company.

2.10. Tax contingencies

During fiscal 2007, the company received a demand from the Indian taxation authorities for payment of additional tax of $22 million, including interest of $4 million, upon completion of their tax review for fiscal 2004. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter is pending before the Commissioner of Income tax (Appeals) Bangalore.
The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

2.11. Acquisition of minority interest in Infosys BPO

During fiscal 2007 Infosys increased its share-holding in Infosys BPO by:

  acquiring 8,750,000 equity shares of Infosys BPO from Citicorp International Finance Corporation (CIFC) on June 30, 2006;
  repurchasing 1,139,469 equity shares, of Infosys BPO from minority shareholders through Infosys BPO on December 29, 2006;
  acquiring 211,909 shares, of Infosys BPO in January 2007 and committing to purchase 360,417 shares of Infosys BPO, from minority shareholders, which will be acquired in February 2008;
  acquiring 1,737,092 options from the option holders of Infosys BPO in March 2007 by purchasing 1,218,732 options of Infosys BPO in cash and swapping 518,360 options of Infosys BPO for 151,933 Infosys options based on fair values.

An aggregate consideration of $148 million was paid in cash and 151,933 Infosys options were granted to the minority shareholders and options holders for consummating the above transactions. Further, an amount of $5 million was accounted as a liability in connection with the committed purchase of Infosys BPO shares entered into in January 2007. As of December 31, 2007, Infosys effectively holds 99.98% of the outstanding equity shares of Infosys BPO. Consequent to the above acquisitions a cumulative amount of $115 million was recorded as goodwill.

2.12. Amendment to the Gratuity Plan

Effective July 1, 2007, the company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a reduction of the company’s projected benefit obligation amounting to $9 million, which is being amortized to income on a straight-line basis over the average remaining service period of employees which is 10 years.

2.13. Provision for health insurance

The Company records health insurance liabilities based on the maximum individual claimable amounts by employees. During the quarter, the Company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability and the net excess provision of $18 million was reversed.

2.14. California wage settlement

The Company had voluntarily settled with the California Division of Labor Standards Enforcement (DLSE) towards possible overtime payment to certain employees in California for a total amount of $26 million. The payment pertains to the last three years and such backwages would be paid to employees in due course.